FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month October, 2007

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-            .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation regarding a meeting of the board of directors of the Company scheduled to be held on October 31, 2007 to consider and take on record unaudited financial results (provisional) (Indian GAAP) for the quarter and six months ended 30th September 2007.

2.	Notification of change in VSNL’s Board of Directors – resignation of Pankaj Agrawala as Director and appointment of H.P. Mishra as permanent (non-retiring) Director.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 1, 2007. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
October 22, 2007	Title:	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12728

22 October 2007

Sir,

Sub:	Board Meeting for Unaudited Financial Results (Provisional) for the quarter ended 30 September 2007.

In accordance with the Clause 41 of the Listing Agreement with India Stock Exchanges, it is hereby informed that a Meeting of the Board of Directors of the Company is scheduled to be held on 31 October 2007 to consider and take on record Unaudited Financial Results (Provisional) for the quarter and six months ended 30 September 2007.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.

Exhibit 2

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12727

22 October 2007

Sir,

Sub:	Resignation of Mr. Pankaj Agrawala as Director from the Board of VSNL and appointment of Mr. H.P. Mishra, DDG(WPF), DoT as Permanent (Non-retiring) Director.

Pursuant to Clause 30 of the Listing Agreement, intimation is hereby given that Mr. Pankaj Agrawala has resigned from the Board of VSNL w.e.f. 22 October 2007.

2. It is also hereby informed that Mr. H.P. Mishra, DDG (WPF), DoT, has been appointed as Director on the Board of VSNL as permanent (non-retiring) director w.e.f. 22 October 2007 vice Mr. Pankaj Agrawala.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

Dy. Company Secretary

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements.